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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F       Form 40-F  X
                                     ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION


--------------- --------------------------------------------------------------
1.              Press release dated November 21, 2005: AEterna Zentaris
                Announces Completion of Patient Enrollment for Ozarelix
                (D-63153) Phase II Trial in Benign Prostatic Hyperplasia
--------------- --------------------------------------------------------------

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC.
1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5
T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS ANNOUNCES COMPLETION OF PATIENT
ENROLLMENT FOR OZARELIX (D-63153) PHASE II TRIAL IN BENIGN
PROSTATIC HYPERPLASIA

>>       ENROLLMENT COMPLETED FOUR MONTHS AHEAD OF SCHEDULE
>>       RESULTS EXPECTED IN 2H 2006

QUEBEC CITY, CANADA, NOVEMBER 21, 2005 - AEterna Zentaris Inc. (TSX: AEZ;
NASDAQ: AEZS) today announced it has completed enrollment of 144 patients for a Phase II trial with ozarelix (D-63153) in benign prostatic hyperplasia (BPH), more than four months ahead of schedule. The randomized, placebo-controlled multi-center clinical trial is designed to evaluate both objective parameters, such as improvement in urine flow and shrinkage of the prostate volume, as well as various symptoms of BPH over a period of several months. The trial is being conducted in Europe with the collaboration of Spectrum Pharmaceuticals Inc. (NASDAQ: SPPI) and results are expected to be disclosed during the second half of 2006.

"We are pleased to have already achieved full patient enrollment for this Phase II trial in BPH which only started last April", stated Dr. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer at AEterna Zentaris. "In August of this year, we had previously announced the completion of patient enrollment for a current Phase II trial with ozarelix in prostate cancer, again, a full four months in advance. These milestones reflect the quality of our partnership with Spectrum Pharmaceuticals for the development of ozarelix in both indications."

Gilles Gagnon, AEterna Zentaris President and Chief Executive Officer added, "The swift patient enrollment in both prostate cancer and BPH trials reinforce the confidence of our investigators in the potential benefit of ozarelix, the second lead product in our Luteinizing Hormone Releasing Hormone antagonist therapeutic approach. It also emphasizes our commitment to advance products through the pipeline as quickly as possible for the benefit of patients in need of innovative and efficient therapies that can improve their quality of life."

Benign prostatic hyperplasia has marked adverse symptoms such as increased frequency of urination and difficulty in passing urine. Because ozarelix is expected to have dual effects, by first directly shrinking the prostate and second, through controlled reduction in the amount of testosterone (testosterone fuels the prostate gland), it is hoped that a single injection of ozarelix, repeated every few months, may be able to reduce the size of the prostate as well as accompanying symptoms.


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ABOUT OZARELIX (D-63153) AND DEVELOPMENT ALLIANCE WITH SPECTRUM PHARMACEUTICALS

Ozarelix is a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist administered as a depot formulation for the treatment of hormone-dependent prostate cancer and benign prostatic hyperplasia.

In August 2004, AEterna Zentaris granted Spectrum Pharmaceuticals an exclusive license to develop and market ozarelix for all potential indications in North America (including Canada and Mexico) and India. AEterna Zentaris retains exclusive rights to the rest of the world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.

ABOUT BENIGN PROSTATIC HYPERPLASIA (BPH)

Benign prostatic hyperplasia (BPH) is a non-cancerous enlargement of the prostate frequently occurring in men over the age of 50. The enlargement can result in the gradual squeezing of the urethra, resulting in increased frequency or difficulty in urinating. Enlargement of the prostate is controlled by testosterone. According to the National Institutes of Health, BPH affects more than 50% of men over the age of 60 and as many as 90% of men over the age of 70. Treatment options for BPH include surgery and medications to reduce the amount of tissue and increase the flow of urine. Current treatment options are inconvenient, leading to ineffective compliance and are only effective in roughly half of the patients treated.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 50.03% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-


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CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com

EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@zentaris.com


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 AETERNA ZENTARIS INC.


DATE: NOVEMBER 21, 2005          By: /s/ MARIO PARADIS
------------------------         -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and
                                 Corporate Secretary